Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

Skate Direct, LLC,

dELiA*s, Inc.,

Zephyr Acquisition, LLC,

AND

Foot Locker, Inc., solely for the purposes of Section 10.13(b)

Dated as of September 29, 2008

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Table of Contents

(continued)

ii

Table of Contents

(continued)

Page
Exhibit A	Form of Bill of Sale
Exhibit B	Form of Assignment and Assumption Agreement
Exhibit C	Form of Trademark Assignment Agreement
Exhibit D	Form of Domain Name Assignment Agreement
Exhibit E	Form of Transition Services Agreement between dELiA*s and Buyer
Exhibit F	Purchase Price Allocation
Exhibit G	Intellectual Property Purchase Agreement
Exhibit H	Form of Amendment to Media Services Agreement
Exhibit I	Form of Media Services Agreement between Buyer and Alloy
Exhibit J	Form of Transition and Services Agreement between Buyer and Alloy

Buyer Disclosure Schedule

Seller Disclosure Schedule

iii

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT, dated as of September 29, 2008 (this “Agreement”), by and among Skate Direct, LLC, a Delaware limited liability company (“Seller”), dELiA*s, Inc., a Delaware corporation and the sole member of Seller (“dELiA*s”), Zephyr Acquisition, LLC, a Wisconsin limited liability company (“Buyer”), and Foot Locker, Inc., a New York corporation (“Foot Locker”), solely for the purposes of Section 10.13(b). Buyer and Seller are referred to collectively herein as the “Parties.”

WHEREAS, Seller is engaged in the business of marketing and selling apparel, footwear, skateboard and snowboard products, and related accessories via catalogs and the Internet under the trade name “CCS” (the “Business”); and

WHEREAS, Seller desires to sell, and Buyer desires to purchase, the Purchased Assets (as defined below) upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, of the mutual covenants and agreements herein contained and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS

Section 1.1 Purchase and Sale of Assets

On and subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of all Encumbrances (other than Permitted Encumbrances), all of Seller’s right, title and interest, as of the Closing, in and to the following assets, properties and rights that are used in connection with the Business as currently conducted (collectively, the “Purchased Assets”):

(a) all (i) inventory, stock in trade, merchandise, goods, supplies and other products other than Excluded Inventory and (ii) raw materials, work in progress, finished products, wrapping, supply and packaging items, promotional materials and similar items;

(b) the contracts and agreements, including the purchase orders, listed on Section 1.1(b) of the Seller Disclosure Schedule, which schedule shall be updated by Seller three days prior to the scheduled Closing Date to delete those purchase orders that have been completed prior to the Closing Date and to include any purchase orders entered into in the ordinary course of business between the date hereof and the Closing Date (the “Assumed Contracts”);

(c) except as set forth in Section 1.2, the Intellectual Property owned by Seller and used or held for use by Seller in the conduct of the Business, including, but not limited to, the trademark “CCS”, including all variations thereof and all common law rights therein, the trademark registrations and applications for registration therefor, all past present and future rights and forms of protection of an equivalent or similar nature having the equivalent or similar effect to any of the foregoing which may subsist anywhere in the world, together with the goodwill associated therewith, and symbolized thereby; and all other Intellectual Property listed on Section 1.1(c) of the Seller Disclosure Schedule, including, in each case, the right to bring all claims or causes of action for infringement, misappropriation or other violation thereof and the right to collect and retain all damages recovered in connection therewith (collectively, the “Conveyed Intellectual Property”). Notwithstanding anything in this Agreement to the contrary, but except as set forth in Section 1.2, the Conveyed Intellectual Property shall be deemed to include (i) all Intellectual Property owned by dELiA*s, its Affiliates, or Alloy or its Affiliates (other than the Excluded Content) as of the date hereof that is used in the conduct of the Business, including the CCS Trademark, the CCS Website, the CCS Domain Name and a joint ownership interest in and to the Data and (ii) the Intellectual Property transferred to Seller pursuant to the Intellectual Property Purchase Agreement;

(d) except as set forth in Section 1.2, all fixed assets, including, without limitation, all fixtures, furniture, furnishings, machinery, equipment, tools, jigs, dies, patterns, molds, parts, engineering equipment, communications equipment, accessories, computers and peripheral devices, office and other equipment and appliances, any replacement and spare parts for any such assets, and all software embedded therein and all manuals, forms, guides and other materials used in connection therewith (collectively, the “Fixed Assets”);

(e) all 1-800 numbers and email addresses;

(f) all Permits, but only to the extent transferable;

(g) all books, records, files and papers (“Business Records”) that contain information relating to the Business or the Purchased Assets. In the event Seller is required by Law to keep originals of any Business Records or such Business Records relate to activities of dELiA*s other than the Business, Seller will provide copies of such Business Records to Buyer or shall provide access to such Business Records at such time and in such manner as Buyer shall reasonably request from time to time, and no such Business Records shall be destroyed without providing (or offering to provide) them to Buyer. To the extent any Business Records are in computer format, Seller will either provide hard copies or file transfers of such Business Records to Buyer; and

(h) all of the goodwill relating to the Business or any of the Purchased Assets.

Section 1.2 Excluded Assets

Seller shall retain, and Buyer shall not purchase from Seller, any and all assets, properties and rights that are not included among the Purchased Assets, including, without limitation (collectively, the “Excluded Assets”):

(a) all cash and cash equivalents, including checks received pending collection as of the close of business on the Closing Date, notes, bank deposits, certificates of deposit and marketable securities;

(b) all receivables arising from the operation of the Business prior to the Closing;

(c) the Shared Assets;

(d) all contracts and agreements other than the Assumed Contracts;

(e) all Permits to the extent not transferable;

(f) Business Records that contain information that does not relate to the Business or the Purchased Assets or that Seller is required to retain by Law;

(g) the Purchase Price to be paid to Seller by Buyer pursuant to this Agreement and all rights of Seller under this Agreement and all other agreements, documents, certificates and instruments to be delivered at the Closing pursuant to Section 1.6(c) hereof;

(h) any interests in any real estate;

(i) all rights and interests under all Seller Employee Plans;

(j) all claims with respect to any balance or amount due from any Affiliate of Seller;

(k) all claims, deposits, prepayments, prepaid assets, prepaid expenses, deferred revenues, refunds, rebates, credits, causes of action, rights of recovery, rights of setoff and rights of recoupment relating to or arising out of the ownership or operation of the Business or any of the Purchased Assets prior to the Closing;

(l) all insurance policies and all rights thereunder and proceeds thereof;

(m) all minute books, corporate seals, stock record books and stock transfer records of Seller; and

(n) Excluded Inventory.

Section 1.3 Assumed Liabilities

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing Buyer shall assume and pay, honor, perform and discharge when due the following liabilities and obligations, to the extent arising and relating to the period after the Closing (collectively, the “Assumed Liabilities”):

(a) all liabilities and obligations under the Assumed Contracts;

(b) all liabilities and obligations with respect to the Permits included in the Purchased Assets;

(c) all liabilities and obligations with respect to unredeemed gift cards, gift certificates and customer credits due customers issued at any time within 15 months prior to the

Closing Date, as set forth on Section 1.3(c) of the Seller Disclosure Schedule, which schedule shall be updated by Seller as of the close of business on the day immediately prior to the Closing Date and, as so updated, shall be delivered by Seller to Buyer on the Closing Date; and

(d) all liabilities and obligations with respect to the operation of the Business after the Closing, including, but not limited to, merchandise returns after the Closing.

Section 1.4 Excluded Liabilities

Buyer shall not assume, and Seller shall remain obligated to discharge, all liabilities and obligations of Seller other than the Assumed Liabilities (collectively, the “Excluded Liabilities”).

Section 1.5 Purchase Price; Adjustment

(a) In consideration for the sale by Seller of the Purchased Assets to Buyer and Buyer’s assumption of the Assumed Liabilities, at the Closing, Buyer shall pay to Seller cash in the amount of ONE HUNDRED AND TWO MILLION DOLLARS AND NO CENTS ($102,000,000) (as it may be adjusted pursuant to the last sentence of this Section 1.5(a), Section 1.5(d), and Section 1.5(i), the “Purchase Price”). The Purchase Price shall be paid by wire transfer of immediately available funds to the account or accounts designated in writing by Seller at least two Business Days prior to the Closing Date. At the Closing, the Purchase Price shall be adjusted to give credit to Buyer for the amount of liabilities assumed pursuant to Section 1.3(c).

(b) On a mutually convenient date or dates as near as reasonably practicable to the Closing Date, but in no event more than five (5) days prior to the then anticipated Closing Date, Buyer and Seller shall cause to be taken a physical count of the inventory included in the Purchased Assets (“Inventory”) on a stock keeping unit (“SKU”) basis (the “Inventory Count”). The Inventory Count shall be taken by RGIS Inventory Services or such other inventory service designated jointly by Buyer and Seller (the “Inventory Service”) with Buyer and Seller sharing equally the fees and expenses of the Inventory Service and Buyer and Seller otherwise each bearing its own costs and expenses in connection therewith. The Parties shall roll back or roll forward the Inventory Count, as the case may be, to the close of business on the day prior to the Closing Date based on Gross Shipments (as defined below). From the period from the date of the Inventory Count through the close of business on the day prior to the Closing Date, Seller shall keep a count of units sold or received by SKU multiplied by the applicable cost, as truly and accurately recorded in Seller’s cost file and records (“Cost File”) maintained in the ordinary course of business, of such SKUs (“Gross Shipments”). All such reports shall be made available by Seller to Buyer on a daily basis from the date of the Inventory Count through the day prior to the Closing Date.

(c) The Inventory Service shall be additionally instructed by Buyer and Seller to prepare and deliver to Buyer and Seller a final certified report of Inventory Count as promptly as practicable following the Inventory Count and in no event later than two day(s) prior to the Closing Date. Following its receipt of the final certified report of Inventory Count and no later than the day prior to the Closing Date, Seller shall prepare or cause to be prepared, and shall deliver to Buyer, an unaudited statement (the “Closing Statement of Inventory”) setting forth the value of the Inventory as determined by multiplying the Inventory Count for each SKU by the related cost as set forth in the Cost File as of the close of business on the day prior to the Closing Date (the “Closing Inventory Value”). Seller shall deliver to Buyer, together with the Closing Statement of Inventory, the Cost File utilized in the preparation of the Closing Statement of Inventory. Buyer and Seller shall cooperate with and reasonably assist the Inventory Service, and shall make available to the Inventory Service the books, records, personnel and properties of Buyer and Seller, as the case may be, that the Inventory Service reasonably requires in order to prepare and deliver the final certified report of Inventory Count.

(d) The Purchase Price at Closing shall be subject to adjustment based upon the calculation of the Closing Inventory Value as presented by Seller to Buyer pursuant to Section 1.5(c) on the Closing Date. If, as of the Closing Date, the difference between the Closing Inventory Value and the Target Inventory is:

(i) $500,000 or less, there shall be no adjustment to the Purchase Price pursuant to this Section 1.5(d);

(ii) greater than $500,000, and the Closing Inventory Value is greater than the Target Inventory, the Purchase Price shall be increased by an amount equal to such excess, less $500,000; or

(iii) greater than $500,000, and the Closing Inventory Value is less than the Target Inventory, the Purchase Price shall be reduced by an amount equal to $500,000 less than such deficiency.

(e) Buyer shall have fifteen (15) days following the delivery of the Closing Statement of Inventory (the “Objection Period”) to provide written notice to Seller (the “Objection Notice”) of any good faith objection to any portion of the Closing Statement of Inventory relating to the final certified Inventory Count or calculation of the Closing Inventory Value, or adjustment pursuant to Section 1.5(d) (“Adjustment”), which objection shall be set forth with reasonable detail in such Objection Notice; provided, however, that if the disputed portions of the Closing Statement of Inventory or Adjustment are less than $50,000 in the aggregate, then (A) no such Objection Notice shall be delivered to Seller and (B) the Closing Statement of Inventory as prepared by Seller shall be deemed final and undisputed. During the Objection Period, Buyer and its accountants will be permitted to examine the work papers and all back-up materials and memoranda used or generated by the Inventory Service and/or Seller in connection with the preparation of the Closing Statement of Inventory and such other documents as Buyer may reasonably request in connection with its review of the Closing Statement of Inventory, and shall be provided access at all reasonable times to the personnel of the Inventory Service or Seller, as the case may be, for the purpose of reviewing and ascertaining the accuracy of the Closing Statement of Inventory or Adjustment. Unless Buyer timely delivers an Objection Notice before the expiration of the Objection Period, the Closing Statement of Inventory (and the Closing Inventory Value reflected thereon or calculated therefrom) and Adjustment shall be deemed to have been accepted and approved by Buyer and shall thereafter be final and binding upon Buyer and Seller for purposes of any closing and post-closing adjustment set forth in this Section 1.5. In addition, to the extent any portion of the Closing Statement of Inventory or of the calculation of the Closing Inventory Value or Adjustment shall not be expressly objected to in the Objection Notice, such matters shall be deemed to have been accepted and approved by

Buyer and shall be final and binding upon Buyer and Seller for purposes hereof. If Buyer timely delivers an Objection Notice before the expiration of the Objection Period, then those aspects of the Closing Statement of Inventory or Adjustment objected to in the Objection Notice shall not thereafter be final and binding until resolved in accordance with this Section 1.5.

(f) Following receipt of any Objection Notice, Buyer and Seller shall discuss in good faith the applicable objections set forth therein for a period of ten (10) days thereafter and shall, during such period, attempt to resolve the matter or matters in dispute by mutual written agreement. If Buyer and Seller reach such an agreement, the agreement shall be confirmed in writing and Buyer and Seller shall revise the Closing Statement of Inventory to reflect such agreement, which agreement (and Closing Statement of Inventory, as so revised, including the Closing Inventory Value reflected thereon or calculated therefrom and Adjustment) shall thereafter be final and binding upon Seller and Buyer for purposes of any closing and post-closing adjustment set forth in this Section 1.5.

(g) If Buyer and Seller are unable to reach a mutual agreement in whole or in part in accordance with Section 1.5(f) during the ten (10)-day period referred to therein, then Seller and Buyer shall appoint such accounting firm of national standing designated jointly by Seller and Buyer (other than KPMG LLP, BDO Seidman, LLP, Ernst & Young or any other accounting firm that has performed significant work for any Party or any of its Affiliates since January 1, 2007) (the “Accounting Firm”), which shall resolve those matters still in dispute with respect to the Closing Statement of Inventory and the Closing Inventory Value reflected thereon or calculated therefrom or Adjustment. Not later than 5:00 p.m. Eastern Standard Time on the tenth (10th) full Business Day after the day on which the Accounting Firm is appointed, Seller and Buyer each shall deliver or cause to be delivered to the Accounting Firm: (i) a written statement of its position on each remaining dispute or disagreement (that Party’s “Position”); (ii) the aggregate Closing Inventory Value and Adjustment, determined as though the Accounting Firm concurred with each such position (that Party’s “Final Number”); and (iii) a wire transfer or certified check in the amount of $10,000, which amount the Accounting Firm shall be authorized to apply towards its fees and expenses in the manner set forth below. If one Party fully complies with the immediately preceding sentence and the other Party does not, the compliant Party’s Position shall be final and binding on all Parties and no further action by the Accounting Firm is required. If both Parties comply with the second sentence of this Section 1.5(g), the Accounting Firm shall make a final and binding resolution of the remaining disputes or disagreements between Buyer and Seller, and at such time the Party (if any) liable for any further payment of the Adjustment shall comply with the provisions of Section 1.5(i) hereof. The Accounting Firm shall be instructed that, in making its final and binding resolution, it must, as to each disputed item, select either the Position of Buyer or the Position of Seller. No appeal from such determination shall be permitted. The costs and expenses for the services of the Accounting Firm shall be borne entirely by the Party whose Final Number is furthest (in dollars) from the appropriate Adjustment as determined by the Accounting Firm. Subject to the foregoing sentence and Section 1.5(b), all fees and expenses of Seller relating to matters described in this Section 1.5 shall be borne by Seller, and all fees and expenses of Buyer relating to matters described in this Section 1.5 shall be borne by Buyer. Seller and Buyer agree to fully cooperate with each other and with the Accounting Firm to resolve any dispute.

(h) Notwithstanding any other provision of this Agreement, including, without limitation, any provision stating that remedies shall be cumulative and not exclusive, this Section 1.5 provides the sole and exclusive method for resolving any and all disputes that may arise between or among the Parties with respect to the determination of Closing Inventory Value and Adjustment. As among the Parties, each Party hereby irrevocably waives, relinquishes and surrenders on its own behalf and on behalf of its Affiliates and its officers, directors, principals, attorneys, agents, employees and other authorized representatives (each a “Representative”) all rights to, and agrees that it will not attempt, and shall cause its Affiliates and Representatives not to attempt, to resolve any such dispute or disputes related to the determination of the Closing Statement of Inventory or Adjustment in any manner other than as set forth in this Section 1.5, including, without limitation, through litigation. Each Party further agrees on its own behalf and on behalf of its Affiliates and Representatives that if one or more of them should initiate any attempt to resolve any such dispute or disputes related to the determination of the Closing Statement of Inventory or Adjustment in any manner other than the sole and exclusive manner set forth in this Section 1.5, such initiators shall pay and reimburse all fees, costs and expenses incurred by any other Party as a result of, in connection with or related to such attempt or attempts.

(i) All payments required to be made to a Party as a result of the final determination of the Adjustment pursuant to this Section 1.5 shall be made, in immediately available funds via wire transfer to the account or accounts designated in writing by the Party entitled to receive such payment, no later than two Business Days following the final calculation of the Closing Inventory Value and Adjustment. Any adjustments made to the Purchase Price pursuant to this Section 1.5 shall be treated by all parties hereto for Tax purposes as adjustments to the Purchase Price.

Section 1.6 Closing Transactions

(a) Closing. Unless this Agreement shall have been terminated in accordance with Section 8.1, and subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the closing of the Transactions (the “Closing”) will take place at 10:00 a.m., New York City time, on a date to be specified by the Parties (the “Closing Date”), which shall be not later than the second Business Day after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII (other than those that by their terms are to be satisfied or waived at the Closing), at the offices of Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, NY, 10022, unless another time, date or place is agreed to in writing by the Parties.

(b) Actions and Deliveries by Seller. At the Closing, Seller shall deliver to Buyer:

(i) a bill of sale substantially in the form of Exhibit A dated the Closing Date and duly executed by Seller (the “Bill of Sale”);

(ii) an assignment and assumption agreement substantially in the form of Exhibit B dated the Closing Date and duly executed by Seller (the “Assignment and Assumption Agreement”);

(iii) a trademark assignment agreement in the form of Exhibit C dated the Closing Date and duly executed by Seller, assigning all of Seller’s right, title and interest in and to the CCS Trademark to Buyer (the “Trademark Assignment Agreement”);

(iv) a domain name assignment agreement in the form of Exhibit D dated the Closing Date and duly executed by Seller, assigning all of Seller’s right, title and interest in and to the CCS Domain Name to Buyer (the “Domain Name Assignment Agreement”);

(v) the certificates and documents required to be delivered by Seller pursuant to Section 7.2, including the Consents;

(vi) a Transition Services Agreement substantially in the form of Exhibit E dated the Closing Date and duly executed by dELiA*s (the “Transition Services Agreement”); and

(vii) all such other instruments of assignment and transfer as are reasonably required to effect the transfer to Buyer of all of Seller’s right, title and interest in and to the Purchased Assets in accordance with this Agreement, in form and substance reasonably satisfactory to Buyer.

(c) Actions and Deliveries by Buyer. At the Closing, Buyer shall deliver to Seller:

(i) the Purchase Price specified in Section 1.5 above;

(ii) the Assignment and Assumption Agreement dated the Closing Date and duly executed by Buyer;

(iii) any filings or other evidence indicating that any Taxes, fees and charges described in Section 6.6 that are due on or prior to the Closing Date have been paid by Buyer;

(iv) the certificates and documents required to be delivered by Buyer pursuant to Section 7.3;

(v) a sales tax resale certificate for the Inventory;

(vi) the Transition Services Agreement dated the Closing Date and duly executed by Buyer; and

(vii) the Bill of Sale dated the Closing Date and duly executed by Buyer.

Section 1.7 Allocations

The Purchase Price shall be allocated among the Purchased Assets in accordance Exhibit F hereto. Each of Seller, dELiA*s, and Buyer agrees to complete IRS Form 8594 consistently with such allocation and, if requested by the other Party hereto, to furnish such Party with a copy of such Form prepared in draft form no less than 45 days prior to the filing due date of such Form. Neither Seller nor Buyer shall file any Return or take a position with any taxing authority or in connection with any Tax-related Action or audit that is inconsistent with this Section 1.7.

Section 1.8 Non-Assignable Assets

Notwithstanding anything in this Agreement to the contrary, except with respect to the Conveyed Intellectual Property, to the extent that the assignment of any contracts or the transfer of any properties or assets requires the consent of any other Person or Governmental Authority and such consent has not been obtained, this Agreement shall not constitute an agreement to assign or transfer any such contracts, properties or assets or any claim, right or benefit arising thereunder or resulting therefrom if any such attempted assignment or transfer would constitute a breach or default thereunder or otherwise materially adversely affect the rights of Buyer thereunder. If consent to the assignment or transfer of any such contracts, properties or assets is not obtained, or if an attempted assignment or transfer thereof in the absence of such a consent would be ineffective or would materially adversely affect the rights of Buyer thereunder, then, at Buyer’s request and at its sole cost and expense, Seller shall cooperate with Buyer in any reasonable arrangement designed to provide to Buyer the benefits under such contracts, properties or assets; provided that such cooperation by Seller shall not cause Seller to violate any terms of any such contract or any applicable Law; provided, further, that Buyer shall assume all of the post-Closing liabilities and obligations of Seller under such contracts to the extent to which Buyer receives the post-Closing benefits thereof. Notwithstanding the foregoing, nothing in this Section 1.8 shall require Buyer to waive any condition to Closing contained in Section 7.1 or 7.2 hereof or excuse Seller from making all deliveries required by Section 1.6(b).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER AND dELiA*s

Seller and dELiA*s each hereby represent and warrant to Buyer that, except as set forth in the disclosure schedule delivered by Seller to Buyer and attached hereto and made a part hereof (the “Seller Disclosure Schedule”):

Section 2.1 Organization and Qualification; Subsidiaries

Each of Seller and dELiA*s is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or limited liability company power and authority, as the case may be, to own, operate or lease the properties that it purports to own, operate or lease and to carry on the Business as it is now being conducted. Seller is duly qualified to do business as a foreign limited liability company and is in good standing in the jurisdictions set forth in Section 2.1 of the Seller Disclosure Schedule, which includes each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, other than those jurisdictions in which the failure to so qualify or be in good standing would not have a Seller Material Adverse Effect. Seller does not have any Subsidiaries.

Section 2.2 Authority Relative to this Agreement and Related Matters

Each of Seller and dELiA*s has all necessary corporate or limited liability company power and authority, as the case may be, to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery by each of Seller and dELiA*s, respectively, of this Agreement and the consummation by Seller of the transactions contemplated hereby (the “Transactions”) have been duly authorized by all necessary corporate or limited liability company action on their part. This Agreement has been duly executed and delivered by each of Seller and dELiA*s and, assuming the due authorization, execution and delivery hereof by Buyer and Foot Locker, constitutes the legal, valid and binding obligation of each of Seller and dELiA*s, enforceable against each of Seller and dELiA*s in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 2.3 Certificate of Formation and LLC Agreement

Seller has heretofore furnished to Buyer a true, complete and correct copy of Seller’s certificate of formation (the “Certificate of Formation”) and limited liability company operating agreement (the “LLC Agreement”), each as amended to date. Such Certificate of Formation and LLC Agreement are in full force and effect and Seller is not in violation in any material respect of any of the provisions of such Certificate of Formation or LLC Agreement.

Section 2.4 Capitalization

dELiA*s owns all of the authorized, issued and outstanding membership interests in Seller, and such membership interests have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth in Section 2.4 of the Seller Disclosure Schedule, there are no authorized or outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (contingent or otherwise) obligating Seller to issue, sell, deliver or transfer any equity interests in Seller.

Section 2.5 No Conflict; Required Filings and Consents

The execution and delivery of this Agreement by each of Seller or dELiA*s do not, and the consummation by Seller or dELiA*s of the Transactions will not, (a) conflict with or violate the Certificate of Formation or the LLC Agreement or the organic corporate documents of dELiA*s, (b) conflict with or violate any Law or Order applicable to Seller or dELiA*s or by which Seller or dELiA*s or any of their respective properties is bound, (c) result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give rise to any right of termination, acceleration or cancellation under, or result in the creation of an Encumbrance on any of the Purchased Assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument or obligation to which Seller or dELiA*s is a party or by which Seller or dELiA*s or any of their respective properties is bound, or (d) require Seller or dELiA*s to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority, except (i) as set forth in Section 2.5 of the Seller Disclosure Schedule, (ii) for filings required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (iii) for any filings required pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), or (iv) in the case of clauses (b) through (d) above, where such conflicts, violations, breaches, defaults or other failures or occurrences would not have a Seller Material Adverse Effect.

Section 2.6 Financial Statements; Undisclosed Liabilities; Absence of Certain Changes

(a) Seller has delivered to Buyer, as Section 2.6 to the Seller Disclosure Schedule, (a) the audited balance sheets of the Business as of February 2, 2008 (the audited balance sheet of the Business as of February 2, 2008 is referred to herein as the “Balance Sheet” and February 2, 2008 is referred to herein as the “Balance Sheet Date”) and February 3, 2007 and audited statements of operations, statements of cash flows and statements of changes in equity of the Business for each of the fiscal years ended February 2, 2008, February 3, 2007 and January 28, 2006 and (b) the unaudited balance sheet of the Business as of August 30, 2008 and unaudited statement of operations of the Business for the seven months ended August 30, 2008 (all such audited and unaudited financial statements and any notes thereto are hereinafter collectively referred to as the “Financial Statements”).

(b) Except as set forth in Section 2.6(b) of the Seller Disclosure Schedule, the Financial Statements: (i) present fairly in all material respects the financial position of the Business as of the dates thereof and the results of operations of Seller for the periods covered thereby; (ii) are consistent in all material respects with the books and records of the Business; and (iii) have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated therein), except that the Financial Statements may not contain footnotes and any interim Financial Statements are subject to normal and recurring year-end adjustments, none of which is expected to be material individually or in the aggregate.

(c) Except as set forth in Section 2.6(c) of the Seller Disclosure Schedule, Seller does not have any liabilities of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due, other than (i) liabilities reflected on the Balance Sheet, or (ii) liabilities incurred subsequent to the Balance Sheet Date in the ordinary course of business. At the Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 issued by the Financial Accounting Standards Board in March 1975) that will not be adequately provided for in the Balance Sheet as required by said Statement No. 5.

(d) Except as set forth in Section 2.6(d) of the Seller Disclosure Schedule or as otherwise contemplated by this Agreement, since February 3, 2008, Seller has conducted the Business in the ordinary course of business and there has not occurred any Seller Material Adverse Effect.

Section 2.7 Absence of Litigation

Except as disclosed in Section 2.7 of the Seller Disclosure Schedule, as of the date hereof, (a) there is no private or governmental action, suit, proceeding, litigation, arbitration or investigation (“Action”) pending or, to the knowledge of Seller, threatened against Seller before any Governmental Authority that, if adversely determined, would have a Seller Material Adverse Effect, and (b) there is no legally binding judgment, decree, order, injunction, decision or award of any Governmental Authority (“Order”) against Seller that has or would have a Seller Material Adverse Effect.

Section 2.8 Employee Benefit Plans

Section 2.8 of the Seller Disclosure Schedule sets forth a true and complete list of the employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) currently maintained, sponsored or contributed to by Seller or any entity that would be deemed a “single employer” with Seller within the meaning of Section 414(b), (c), (m) or (o) of the Code, and all material bonus, stock option, stock purchase, stock appreciation right, incentive, deferred compensation, supplemental retirement, post-retirement or post-termination health or welfare benefit, severance, welfare, medical, life, vacation, sickness, change in control, death benefit and other similar fringe and employee benefit plans, programs, policies and arrangements, and all employment and consulting agreements, in each case for the benefit of, or relating to, any employee or former employee of Seller (including their beneficiaries) (collectively, the “Seller Employee Plans”). For purposes of the preceding sentence, “material” means any program, plan, benefit, policy or arrangement involving either more than five (5) persons or aggregate liability in excess of $250,000. Except as set forth in Section 2.8 of the Seller Disclosure Schedule and except as would not have a Seller Material Adverse Effect, with respect to any of the Seller Employee Plans, (i) each Seller Employee Plan (other than a Multiemployer Plan (as defined below)) intended to qualify under Section 401(a) of the Code is so qualified and has received a favorable determination letter from the Internal Revenue Service (the “IRS”) or, pursuant to Revenue Proceeding 2005-16, may rely upon an opinion or advisory letter; (ii) no such Seller Employee Plan is a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code (a “Multiemployer Plan”) or a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA that is subject to Sections 4063 and 4064 of ERISA (a “Multiple Employer Plan”), and no withdrawal liability exists with respect to any Multiemployer Plan or Multiple Employer Plan; (iii) there has been no “prohibited transaction” within the meaning of Section 4975(c) of the Code or Section 406 of ERISA, involving the assets of any of the Seller Employee Plans; (iv) no “accumulated funding deficiency” (within the meaning of Section 412 of the Code and Section 302 of ERISA) has been incurred, and no excise or other Taxes have been incurred or are due and owing by Seller with respect to any of the Seller Employee Plans because of any failure to comply with the minimum funding standards of the Code and ERISA; (v) no Action has been instituted or, to the knowledge of Seller, is threatened against or with respect to any Seller Employee Plan (other than routine claims for benefits and appeals of such claims); (vi) each Seller Employee Plan (other than a Multiemployer Plan) complies and has been maintained and operated in accordance with its terms and applicable Law, including, without limitation, ERISA and the Code; (vii) no Seller Employee Plan (other than a

Multiemployer Plan) is under audit or investigation by the IRS, U.S. Department of Labor or any other Governmental Authority; (viii) except as required by Section 4980B(f) of the Code, no Seller Employee Plan provides medical, death or welfare benefits (whether or not insured) with respect to current or former employees of Seller beyond their retirement or other termination of employment; and (ix) the consummation of the Transactions (either alone or in conjunction with any other event) will not entitle any current or former employee of Seller to any payment (whether of severance pay, unemployment compensation, golden parachute, bonus or otherwise) or increase the amount of compensation due to any employee of Seller. Notwithstanding the foregoing, the representations and warranties contained in this Section 2.8 (other than the representations and warranties contained in subsections (ii), (iii) and (viii)) are qualified such that to the extent that any such representation or warranty applies to a Seller Employee Plan that is a Multiemployer Plan, such representation or warranty shall be deemed to be to the knowledge of Seller.

Section 2.9 Permits

Except as set forth in Section 2.9 of the Seller Disclosure Schedule, Seller has all material Permits required in connection with the operation of the Business as it is now being operated and conducted by Seller (collectively, “Seller Permits”). Seller is in compliance with the terms and conditions of such Seller Permits, except where the failure to so comply would not have a Seller Material Adverse Effect, and, as of the date hereof, no revocation, suspension or cancellation of any such Seller Permit is pending or, to the knowledge of Seller, threatened.

Section 2.10 Purchased Assets; Business

(a) Except as set forth in Section 2.10 of the Seller Disclosure Schedule, Seller has good and valid title to or, in the case of leases and licenses, valid and subsisting leasehold interests or licenses in, all of the tangible Purchased Assets (except for such Purchased Assets disposed of as permitted by Section 4.1), in each case free and clear of all Encumbrances, except for Permitted Encumbrances or as set forth in the Financial Statements. Seller does not own or lease any real property.

(b) Since December 19, 2005, the Business has been operated solely by Seller, subject only to the use of Shared Assets. The Purchased Assets constitute all of the assets (other than the Shared Assets) necessary to conduct the Business in the manner in which it has been operated and conducted by Seller in the past year and as it is currently operated and conducted. All of the inventory included in the Purchased Assets is usable and saleable in the ordinary course of business.

Section 2.11 Conveyed Intellectual Property

Section 2.11 of the Seller Disclosure Schedule sets forth a list of all registrations and applications for registration in respect of the Intellectual Property used or held for use by Seller or dELiA*s solely in the conduct of the Business that is owned by Seller, dELiA*s or Alloy. Except as set forth in Section 2.11 of the Seller Disclosure Schedule, (i) Seller owns (beneficially and of record) all right, title and interest in and to all Conveyed Intellectual Property owned by it, free and clear of all Encumbrances, other than Permitted Encumbrances, (ii) Seller has all proprietary rights in and to all Conveyed Intellectual Property licensed or used by it, free and clear of all Encumbrances, other than Permitted Encumbrances, necessary for the conduct of the Business as the Business is conducted as of the date hereof, (iii) Seller will own as of the Closing Date (beneficially and of record) all right, title and interest in and to the CCS Trademark, the CCS Domain Name, and the CCS Website, free and clear of all Encumbrances, other than Permitted Encumbrances; and (iv) dELiA*s owns a joint right, title and interest in and to the Data, free and clear of all Encumbrances, other than Permitted Encumbrances. Except as set forth on Section 2.11 of the Seller Disclosure Schedule, all of the Intellectual Property, the registrations and applications for registration of which are set forth on Section 2.11 of the Seller Disclosure Schedule, is valid and in full force and effect. To the knowledge of Seller, all of the other rights within the Conveyed Intellectual Property are valid and subsisting. Except as set forth on Section 2.11 of the Seller Disclosure Schedule, there is no Action that is pending or, to Seller’s knowledge, threatened that challenges the rights of Seller, dELiA*s or Alloy in respect of any Conveyed Intellectual Property or the validity, enforceability or effectiveness thereof. None of Seller, dELiA*s or Alloy has received any written communication alleging that the Business has infringed the Intellectual Property rights of any third party and there are no Actions that are pending or, to the knowledge of Seller, threatened against Seller, dELiA*s or Alloy with respect thereto. To the knowledge of Seller, the conduct of the Business does not infringe or otherwise violate the Intellectual Property rights of any third party. Except as set forth in Section 2.11 of the Seller Disclosure Schedule, to the knowledge of Seller, there is no unauthorized use, infringement or misappropriation of the Conveyed Intellectual Property by any third party and there is no Action that is pending or threatened by Seller, dELiA*s or Alloy with respect thereto. Notwithstanding anything to the contrary, this representation shall not limit or restrict the transfer of all right, title and interest in and to (i) the Conveyed Intellectual Property, owned by Seller throughout the world and (ii) any internet domain names associated with the CCS Trademark owned by Seller; provided, however, that neither Seller nor dELiA*s represents, warrants or covenants that any rights in or to the Conveyed Intellectual Property exist anywhere outside of the United States of America or that Seller has any right, title or interest in or to any internet domain names associated with the CCS Trademark, other than the CCS Domain Name.

Section 2.12 Data

(a) Each of Seller, dELiA*s and, to the knowledge of Seller, Alloy has complied in all material respects with (i) all applicable laws relating to privacy, data protection and the collection and use of personal information gathered in the course of the operations of the Business; and (ii) all rules, policies and procedures established by it from time to time with respect to privacy, data protection or collection and use of personal information gathered in the course of the operations of the Business. No claims have been asserted or, to the knowledge of Seller, threatened against Seller, dELiA*s or, to the knowledge of Seller, Alloy by any third party alleging a violation of such third party’s privacy, personal or confidentiality rights under any such rules, policies or procedures in connection with the conduct of the Business.

(b) Seller, dELiA*s and, to the knowledge of Seller, Alloy have taken commercially reasonable steps (including, without limitation, implementing adequate measures with respect to technical and physical security) to ensure that all personal information gathered in the course of the operations of the Business is protected against loss and against unauthorized access, use, disclosure or other misuse and, to the knowledge of Seller, there has been no unauthorized access to or other misuse of that information.

(c) As of the Closing, Buyer will own a joint interest in the Data and will have unrestricted rights to sell, rent, send communications to customers whose information is included in, and otherwise use such Data, without notification to, consent of, or payment of any further consideration to, Seller, dELiA*s, Alloy (other than pursuant to any separate agreement between Buyer and Alloy and/or any of their respective Affiliates, if any) or any third party, in all such cases subject to applicable Law, consumer opt-ins and opt-outs, and applicable privacy and usage policies.

Section 2.13 Assumed Contracts

Except as set forth in Section 2.13 of the Seller Disclosure Schedule, Seller has made available to Buyer a correct and complete copy of each Assumed Contract. With respect to each Assumed Contract, except as set forth in Section 2.13 of the Seller Disclosure Schedule: (i) the Assumed Contract is a legal, valid and binding obligation of Seller and, to the knowledge of Seller, each other party thereto, and is in full force and effect; (ii) Seller is not in breach of or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by Seller, under the Assumed Contract; and (iii) to the knowledge of Seller, no other party to the Assumed Contract is in breach of or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by such other party, under such Assumed Contract.

Section 2.14 Compliance with Environmental Laws

Except as set forth in Section 2.14 of the Seller Disclosure Schedule:

(a) Seller is not the subject of any Order, and Seller has not received any written notice or claim, or entered into any negotiations or agreements with any Person, relating to any liability or remedial action under any applicable Environmental Laws;

(b) Seller is in compliance with all applicable Environmental Laws except for any instances of non-compliance which would not have a Seller Material Adverse Effect;

(c) Seller has not manufactured, treated, stored, disposed of, generated, handled or released any Hazardous Substance, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any liability to Seller under applicable Environmental Laws; and

(d) Seller holds and is in compliance with all Seller Permits required to conduct the Business as currently conducted under all applicable Environmental Laws.

The representations and warranties in this Section 2.14 are the sole and exclusive representations and warranties concerning environmental matters.

Section 2.15 Compliance with Laws

The Business has been operated since December 19, 2005 in compliance with all Laws applicable thereto, except for any instances of non-compliance which would not have a Seller Material Adverse Effect.

Section 2.16 Labor Matters

(a) Except as would not have a Seller Material Adverse Effect and except as set forth in Section 2.16(a) of the Seller Disclosure Schedule, Seller: (i) is in compliance with all applicable Laws respecting employment, employment practices, terms and conditions of employment, pay equity and wages and hours, in each case, with respect to current, former or retired employees or consultants of Seller (collectively, “Seller Employees”); and (ii) has timely withheld and paid over to the appropriate Governmental Authorities all amounts required by Law to be withheld from the wages, salaries and other payments to Seller Employees.

(b) Seller is not involved in or, to the knowledge of Seller, threatened with any labor dispute, grievance or Action relating to labor, safety or discrimination matters involving any Seller Employee, including, without limitation, charges of unfair labor practices or discrimination complaints. Seller has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Seller is not a party to, or bound by, any collective bargaining agreement with respect to Seller Employees and no collective bargaining agreement is being negotiated by Seller.

Section 2.17 Tax Matters

(a) Except as set forth in Section 2.17 of the Seller Disclosure Schedule, Seller and dELiA*s have filed, or will timely file, all Returns relating to income of Seller for periods ending on or prior to the Closing Date and have paid, or will timely pay, all Income Taxes relating to income of Seller shown thereon as owing, except where the failure to file such Returns or pay such Income Taxes would not have a Seller Material Adverse Effect.

(b) Except as set forth in Section 2.17 of the Seller Disclosure Schedule, (i) there is no Action or audit pending or, to the knowledge of Seller, threatened with respect to any liability for Tax relating to income of Seller for which a material amount of Tax is at issue, and (ii) there is no liability for Tax pursuant to United States Treasury Regulations Section 1.1502-6 (or any comparable provision of state or local law), by reason of Seller having been a member of any consolidated, unitary or combined group of which dELiA*s was not the common parent corporation.

Section 2.18 Brokers

Except as set forth in Section 2.18 of the Seller Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Seller or dELiA*s, and any such fee or commission shall be borne by Seller or dELiA*s.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that, except as set forth in the disclosure schedule delivered by Buyer to Seller and attached hereto and made a part hereof (the “Buyer Disclosure Schedule”):

Section 3.1 Organization and Qualification

Each of Buyer and Foot Locker is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite corporate, limited liability company or partnership (as applicable) power and authority to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted.

Section 3.2 Authority Relative to this Agreement and Related Matters

Each of Buyer and Foot Locker has all necessary corporate, limited liability company or partnership (as applicable) power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery by each of Buyer and Foot Locker of this Agreement and the consummation by each of Buyer and Foot Locker of the Transactions have been duly authorized by all necessary corporate, limited liability company or partnership (as applicable) action on their part. This Agreement has been duly executed and delivered by each of Buyer and Foot Locker and, assuming the due authorization, execution and delivery hereof by Seller and dELiA*s, constitutes the legal, valid and binding obligation of each of Buyer and Foot Locker, enforceable against each of Buyer and Foot Locker in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 3.3 No Conflict; Required Filings and Consents

The execution and delivery of this Agreement by each of Buyer and Foot Locker do not, and the consummation by each of Buyer and Foot Locker of the Transactions will not, (a) conflict with or violate the organizational or governing documents of Buyer or Foot Locker, (b) conflict with or violate any Law or Order applicable to Buyer or Foot Locker or by which Buyer or Foot Locker or any of their respective properties is bound, (c) result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give rise to any right of termination, acceleration or cancellation under, any note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument or obligation to which Buyer or Foot Locker is a party or by which Buyer or Foot Locker or any of their respective properties is bound, or (d) require Buyer or Foot Locker to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority, except (i) as set forth in Section 3.3 of the Buyer Disclosure Schedule, (ii) for filings required pursuant to the HSR Act, (iii) for any filings required pursuant to the

Exchange Act, or (iv) in the case of clauses (b) through (d) above, where such conflicts, violations, breaches, defaults or other failures or occurrences would not prohibit, prevent, enjoin, restrict or materially impair or delay any of the Transactions.

Section 3.4 Absence of Litigation

Except as disclosed in Section 3.4 of the Buyer Disclosure Schedule, as of the date hereof, (a) there is no Action pending or, to the knowledge of Buyer, threatened against Buyer or Foot Locker before any Governmental Authority that, if adversely determined, would prohibit, prevent, enjoin, restrict or materially impair or delay any of the Transactions, and (b) there is no Order against Buyer or Foot Locker that would prohibit, prevent, enjoin, restrict or materially impair or delay any of the Transactions.

Section 3.5 Financing

Buyer has, as of the date hereof (through cash on hand, available borrowings under an existing credit facility or other financing arrangements), and will have at Closing sufficient funds available in cash to pay the Purchase Price in accordance with the terms hereof, pay all related fees and expenses and perform all of its other obligations hereunder.

Section 3.6 Brokers

Except as set forth in Section 3.6 of the Buyer Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Buyer or Foot Locker, and any such fee or commission shall be borne by Buyer or Foot Locker.

Section 3.7 Investigation by Buyer

Buyer:

(a) acknowledges that, other than as set forth in this Agreement, none of Seller, dELiA*s or any of their respective directors, officers, members, managers, employees, stockholders, Affiliates, agents or other representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Buyer or Foot Locker or any of their respective agents or other representatives prior to the execution of this Agreement; and

(b) agrees, to the fullest extent permitted by Law (except with respect to claims of fraud), that none of Seller, dELiA*s or any of their respective directors, officers, members, managers, employees, stockholders, Affiliates, agents or other representatives shall have any liability or responsibility whatsoever to Buyer or Foot Locker on any basis (including in contract, tort or otherwise) based upon any information provided or made available, or statements made, to Buyer or Foot Locker or any of their respective agents or other representatives prior to the execution of this Agreement.

ARTICLE IV

COVENANTS OF SELLER

Section 4.1 Conduct of Business by Seller Pending the Closing

Except as otherwise contemplated by this Agreement or as disclosed in Section 4.1 of the Seller Disclosure Schedule, or unless Buyer shall give its prior written consent (which consent shall not be unreasonably withheld or delayed), between the date of this Agreement and the Closing Date or the earlier termination of this Agreement, Seller shall (i) conduct the Business in the ordinary course of business and in a manner consistent with past practice and (ii) use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current employees and maintain satisfactory relationships with its customers, suppliers and others having business relationships with it. Buyer agrees to cooperate reasonably with Seller in connection with the foregoing. Without limiting the generality of the foregoing, and except as contemplated by this Agreement or disclosed in Section 4.1 of the Seller Disclosure Schedule, Seller shall not, between the date of this Agreement and the Closing Date or the earlier termination of this Agreement, do or agree to do any of the following without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed):

(a) amend or otherwise change its Certificate of Formation or the LLC Agreement;

(b) issue any additional membership interests or issue, sell or grant any option or right to acquire, or otherwise dispose of, any of its authorized but unissued membership interests;

(c) effect any dissolution, winding up, liquidation or termination of the Business;

(d) incur or guarantee, or perform, pay or otherwise discharge, any material obligation or liability (absolute or contingent), except in the ordinary course of business;

(e) terminate or amend in any material respect any Assumed Contract, except in the ordinary course of business;

(f) take or fail to take, or agree to take or fail to take, any action which would make any representation or warranty made by Seller herein untrue or incorrect in any material respect;

(g) sell, lease, license, transfer or otherwise dispose of any Purchased Assets, except in the ordinary course of business;

(h) merge or consolidate with any Person;

(i) make any investment in, or make any loan or advance to, any Person, except in the ordinary course of business;

(j) enter into any employment agreement or arrangement or make any increase in the number or compensation of persons employed in the Business; or

(k) agree to do any of the foregoing.

Section 4.2 Notification of Certain Events

Seller shall give prompt notice to Buyer if any of the following occurs after the date of this Agreement: (i) there has been a material failure of Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; (ii) receipt by Seller of any material notice or other communication from any Governmental Authority in connection with the Transactions; (iii) the occurrence of an event which would cause a representation or warranty made in Article II to become untrue, or that would or reasonably could cause a condition in Section 7.2 not to be satisfied; or (iv) the commencement or threat, in writing, of any Action against Seller, or any of its properties, with respect to the Transactions. No such notice to Buyer shall have any effect on the determination of whether or not any of the conditions to Closing or to the consummation of the Transactions have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

ARTICLE V

COVENANTS OF BUYER

Section 5.1 Representations and Warranties

Buyer covenants and agrees that, except as otherwise contemplated by this Agreement or unless Seller shall give its prior written consent, Buyer shall not, between the date of this Agreement and the Closing Date or the earlier termination of this Agreement, take or fail to take, or agree to take or fail to take, any action which would make any representation or warranty made by Buyer herein untrue or incorrect in any material respect.

Section 5.2 Notification of Certain Events

Buyer shall give prompt notice to Seller if any of the following occurs after the date of this Agreement: (i) there has been a material failure of Buyer to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; (ii) receipt by Buyer of any material notice or other communication from any Governmental Authority in connection with the Transactions; (iii) the occurrence of an event which would cause a condition in Section 7.3 not to be satisfied; or (iv) the commencement or threat, in writing, of any Action against Buyer, or any of its properties, with respect to the Transactions. No such notice to Seller shall have any effect on the determination of whether or not any of the conditions to Closing or to the consummation of the Transactions have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

ARTICLE VI

ADDITIONAL AGREEMENTS OF THE PARTIES

Section 6.1 Access to Information; Confidentiality

Upon reasonable prior notice, Seller shall afford to the officers, employees, accountants, counsel and other agents and representatives of Buyer reasonable access at reasonable times, during the period prior to the Closing Date or the earlier termination of this Agreement, to all of Seller’s properties, books, contracts, commitments and records. In addition, during such period, Seller shall furnish to Buyer all information concerning the Business and Seller’s properties and personnel as Buyer may reasonably request, and shall make available to Buyer the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the Business and Seller’s properties and personnel as Buyer may reasonably request. All such information shall be kept confidential in accordance with the terms of the confidentiality agreement dated April 18, 2008 between dELiA*s and Buyer (the “Confidentiality Agreement”). Notwithstanding the foregoing, no such review, inquiry or investigation shall affect any representations or warranties of any Parties herein or the conditions to the obligations of any Parties.

Section 6.2 Commercially Reasonable Efforts; Further Assurances

(a) Upon the terms and subject to the conditions hereof, each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions and to vest in Buyer good and marketable title to the Conveyed Intellectual Property, including obtaining all consents, waivers, authorizations and approvals from Governmental Authorities and other third parties required for the consummation of the Transactions.

(b) From time to time after the Closing, at the request of Buyer and without further consideration, Seller agrees on its own behalf, as well as on behalf of its parents, subsidiaries, affiliates, successors, assigns and legal representatives, to execute and deliver, and to use reasonable commercial efforts to cause Alloy to execute and deliver, to Buyer any further documents or instruments and perform any further acts that may reasonably be deemed necessary or desirable by Buyer to vest, record, perfect, support and/or confirm the rights herein conveyed, or intended so to be, with respect to the Conveyed Intellectual Property, including without limitation such assignments, agreements and limited powers of attorney as may be needed for recording or effectuating the transfer of the Conveyed Intellectual Property in the United States of America. Nothing herein shall be deemed a waiver by Buyer of its right to receive at the Closing an effective assignment of such rights by Seller as otherwise set forth in this Agreement. Without limiting the generality of the foregoing, Seller and dELiA*s shall, and shall use commercially reasonable efforts to cause Alloy to, execute and deliver to Buyer or obtain for delivery to Buyer, at the request of Buyer and without further consideration, any documents required to update record title to the Conveyed Intellectual Property to reflect Buyer as the record owner in each U.S. jurisdiction in which such Conveyed Intellectual Property exists. At the request of Buyer, and at its reasonable expense, and without further consideration, Seller and

dELiA*s shall, and shall use commercially reasonable efforts to cause Alloy to, reasonably cooperate with Buyer in connection with the registration of the Conveyed Intellectual Property in jurisdictions outside of the United States of America, including delivering such letters of instruction to foreign associate counsel, as may be needed for Buyer to assume responsibility therefor.

(c) From time to time after the Closing, at the request of Buyer and at its expense, and without further consideration, Seller and dELiA*s shall, and shall use commercially reasonable efforts to cause Alloy to, assist Buyer as Buyer may reasonably require in connection with the defense or prosecution of any claim by or against any third party with respect to the ownership, validity, enforceability, infringement or other violation of or by the Conveyed Intellectual Property.

Section 6.3 Public Announcements

Each of the Parties agrees that no press release or announcement concerning this Agreement or the Transactions shall be issued by it or any of its Affiliates without the prior consent of the other Party (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case such Party shall use its commercially reasonable efforts to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance.

Section 6.4 Government Compliance

As soon as reasonably practicable following the execution of this Agreement, each of Seller and Buyer shall file, or caused to be filed, with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”) Notification and Report Forms relating to the Transactions as required by the HSR Act, and will use its commercially reasonable efforts to obtain an early termination of any applicable waiting period thereunder. Each of Seller and Buyer shall promptly (i) supply the other Party with any information which may be required in order to effectuate such filings and (ii) supply any additional information which may be required by the FTC or the DOJ or any other Governmental Authority in connection with such filings. Each of Seller and Buyer will notify the other Party promptly upon the receipt of (i) any comments from any officials of the FTC, the DOJ or any other Governmental Authority in connection with such filings and (ii) any request by any officials of the FTC, the DOJ or any other Governmental Authority for amendments or supplements to such filings or information provided to comply with the requirements of the HSR Act. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to this Section 6.4, each of Seller and Buyer will promptly inform the other Party of such occurrence and cooperate in filing with the applicable Governmental Authority such amendment or supplement. The Parties will consult and cooperate with each other, and consider in good faith the views of each other, in connection with, and provide to the other Party’s counsel in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with any Action under or relating to the HSR Act. The Parties may designate any such documents “outside counsel only” and, if so designated, such documents may not be disclosed to the other Party.

Section 6.5 Benefit Plans and Employee Matters

(a) Except as otherwise required by applicable Law, effective as of the Closing Date, the Seller Employees shall cease to be covered as active participants by the Seller Employee Plans. Prior to the Closing, Buyer or its Affiliate shall offer employment effective as of the Closing Date to all persons employed by Seller as of the date hereof, at no less than the same level of base salary provided to each such person immediately prior to the Closing, and each such employee of Seller who accepts Buyer’s or its Affiliate’s offer of employment is hereinafter referred to as a “Transferred Employee.”

(b) Effective as of the Closing Date, Buyer or its Affiliate shall cause each Transferred Employee who was covered under any Seller Employee Plan immediately prior to the Closing Date to be covered under employee benefit plans, programs and arrangements maintained by Buyer or its Affiliate (“Buyer Plans”), in accordance with the terms and provisions of the Buyer Plans. Buyer or its Affiliate shall recognize each Transferred Employee’s prior service that is recognized under the Seller Employee Plans for eligibility and vesting purposes and, in the case of vacation and severance benefits, for purposes of determining the amount of benefits; provided, however, that such prior service recognition shall not operate to duplicate any benefit or the funding of any such benefit.

(c) With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Buyer or its Affiliate (“Buyer Welfare Benefit Plans”) in which a Transferred Employee may be eligible to participate on or after the Closing Date, Buyer shall, or shall cause its Affiliate to waive, or cause its insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each Transferred Employee under any Buyer Welfare Benefit Plan to the same extent waived under a comparable Seller Employee Plan, if any.

(d) Seller will provide the required notices under Part 6 of Title I of ERISA (“COBRA”) to all M&A Qualified Beneficiaries (as defined in Treas. Reg. Section 54.4980B-9, Q&A 4) and will provide coverage under COBRA to such individuals.

(e) In the event the Closing Date does not occur on the first day of a month, Seller will continue to offer medical, prescription drug, and dental benefits to the Transferred Employees who are enrolled in the Seller Employee Plans through the end of the month in which the Closing Date occurs. Effective as of the Closing Date, any Transferred Employee who participated in dELiA*s’ health flexible spending account plan will be considered to be a participant in the Buyer’s or its Affiliate’s health flexible spending account plan, at the level of coverage previously elected by such Transferred Employee, and health care expenses incurred by such Transferred Employee at any time after ~~during 2008 (including claims prior to~~ the Closing Date~~)~~ shall be reimbursed (up to the amount of the Transferred Employee’s previous deferral election and reduced by amounts previously reimbursed by dELiA*s), as provided in Schedule 6.5(e) hereto.

(f) Effective as of the Closing Date, Buyer or its Affiliate shall take all reasonable and customary action necessary or appropriate to cause Buyer’s or its Affiliate’s 401(k) Plan to recognize prior service with Seller for purposes of vesting and participation. Seller shall cause the account balances of the Transferred Employees under dELiA*s’ 401(k) Plan to be fully vested as of the Closing Date. Seller or dELiA*s shall permit Transferred Employees to make a “direct rollover” of such Transferred Employees’ account balances (including loans to Transferred Employees) under dELiA*s’ 401(k) Plan to Buyer’s or its Affiliate’s 401(k) Plan. Seller acknowledges that on and after the Closing Date, the account balances of Transferred Employees held in dELiA*s’ 401(k) Plan will be distributable from dELiA*s’ 401(k) Plan in accordance with the Code. Neither Seller nor dELiA*s shall place any Transferred Employee’s plan loan in default or declare a default with respect to any outstanding plan loan during the ninety (90)-day period following the Closing Date or such shorter period requested by Buyer, so long as such Transferred Employee continues to make loan repayments when due and such Transferred Employee transfers his or her account balance under dELiA*s’ 401(k) Plan, together with the promissory note evidencing the plan loan, to the Buyer’s or its Affiliate’s 401(k) Plan through a “direct rollover” on or as soon as administratively practicable following the Closing Date.

Section 6.6 Transfer Taxes

Buyer shall pay, when due, all transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of any of the Transactions and shall, at its own expense, file all necessary Returns and other documentation with respect to such Taxes, fees and charges. Seller and dELiA*s shall cooperate with Buyer in the preparation and execution of these Returns, or other documentation.

Section 6.7 Bulk Sales Laws

The Parties agree to waive compliance with any applicable bulk sales Laws or other similar Laws.

ARTICLE VII

CONDITIONS TO THE CLOSING

Section 7.1 Conditions to Obligations of Each Party

The respective obligations of each Party to consummate the Transactions shall be subject to the satisfaction or waiver (where permissible), on or prior to the Closing Date, of each of the following conditions:

(a) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions.

(b) All applicable waiting periods under the HSR Act shall have expired or been terminated.

(c) The closing under the Intellectual Property Purchase Agreement, dated as of the date hereof, by and between Seller and Alloy, which is attached as Exhibit G hereto (the “Intellectual Property Purchase Agreement”), shall have occurred.

(d) The Amendment to the Media Services Agreement between dELiA*s and Alloy in the form attached as Exhibit H shall have been executed and delivered by the parties thereto and shall be in full force and effect.

Section 7.2 Additional Conditions to Obligations of Buyer

The obligation of Buyer to consummate the Transactions shall also be subject to the satisfaction or waiver (where permissible), on or prior to the Closing Date, of each of the following conditions:

(a) The representations and warranties of Seller set forth in Article II of this Agreement (i) that are qualified by the words “material” or “material adverse effect” shall be true and correct in all respects on and as of the Closing Date as if made on and as of such date and (ii) that are not so qualified shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date, except in any such case (x) for changes contemplated by this Agreement and by the Seller Disclosure Schedule, and (y) to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall remain true and correct in all material respects, as the case may be, as of such date.

(b) Seller shall in all material respects have performed or complied with each obligation and covenant to be performed or complied with by Seller hereunder on or prior to the Closing Date, including the deliveries under Section 1.6(b).

(c) Buyer shall have received a certificate of Seller, dated the Closing Date, signed by an officer of Seller, to the effect that the conditions specified in Sections 7.2(a) and (b) have been satisfied.

(d) The counterparty to each contract, agreement, lease, license or other instrument set forth on Section 2.5 of the Seller Disclosure Schedule shall have provided its required consent to the Transactions, in the case of any Assumed Contracts, on terms reasonably acceptable to Buyer (“Consents”).

(e) The Media Services Agreement between Buyer and Alloy in the form attached as Exhibit I, and the Transition and Services Agreement between Buyer and Alloy in the form attached as Exhibit J shall have been executed and delivered by all necessary parties and shall be in full force and effect.

(f) The Database Transfer Agreement, dated December 2005, by and between Seller and 360 Youth, LLC Inc. shall be terminated in its entirety.

(g) The Trademark Coexistence Agreement dated December 2005 by and between dELiA*s and Alloy shall be amended to remove all references to CCS.

(h) Buyer shall have received all documentation as required to be delivered to it by Closing pursuant to Section 1.5, including, without limitation, the Closing Statement of Inventory, the Cost File and the Inventory Count.

(i) Buyer shall have received all documentation as required by Section 1.6(b).

Section 7.3 Additional Conditions to Obligations of Seller

The obligation of Seller to consummate the Transactions shall also be subject to the satisfaction or waiver (where permissible), on or prior to the Closing Date, of each of the following conditions:

(a) The representations and warranties of Buyer set forth in Article III of this Agreement (i) that are qualified by the words “material” or “material adverse effect” shall be true and correct in all respects on and as of the Closing Date as if made on and as of that date and (ii) that are not so qualified shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date, except in any such case (x) for changes contemplated by this Agreement and by the Buyer Disclosure Schedule, and (y) to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall remain true and correct in all material respects, as the case may be, as of such date.

(b) Buyer shall in all material respects have performed or complied with each obligation and covenant to be performed or complied with by it hereunder on or prior to the Closing Date, including the deliveries under Section 1.6(c).

(c) Seller shall have received a certificate of Buyer, dated the Closing Date, signed by an executive officer of Buyer, to the effect that the conditions specified in Sections 7.3(a) and (b) have been satisfied.

(d) Seller shall have received all documentation as required by Section 1.6(c).

ARTICLE VIII

TERMINATION

Section 8.1 Termination

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing Date:

(a) By mutual written consent of Buyer and Seller;

(b) by either Seller or Buyer, if the Closing shall not have occurred on or before November 26, 2008 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Transactions to be consummated on or before the Outside Date;

(c) by either Seller or Buyer if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order that is, in each case, then in effect and is final and nonappealable and has the effect of making the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, any such Law or Order to have been enacted, issued, promulgated, enforced or entered;

(d) by Buyer (if Buyer is not in material breach of any of its representations, warranties, covenants or agreements under this Agreement), if there has been a breach by Seller of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of Seller shall have become inaccurate, in either case that would result in a failure of a condition set forth in Section 7.2(a) or 7.2(b) (a “Terminating Seller Breach”); provided that if such Terminating Seller Breach is reasonably curable by Seller, within 30 days after Seller has received written notice from Buyer of such Terminating Seller Breach, through the exercise of its commercially reasonable efforts and for as long as Seller continues to exercise such commercially reasonable efforts, Buyer may not terminate this Agreement under this Section 8.1(d) until the earlier of the expiration of such 30-day period and the Outside Date;

(e) by Seller (if Seller is not in material breach of any of its representations, warranties, covenants or agreements under this Agreement), if there has been a breach by Buyer of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of Buyer shall have become inaccurate, in either case that would result in a failure of a condition set forth in Section 7.3(a) or 7.3(b) (a “Terminating Buyer Breach”); provided that if such Terminating Buyer Breach is reasonably curable by Buyer, within 30 days after Buyer has received written notice from Seller of such Terminating Buyer Breach, through the exercise of its commercially reasonable efforts and for as long as Buyer continues to exercise such commercially reasonable efforts, Seller may not terminate this Agreement under this Section 8.1(e) until the earlier of the expiration of such 30-day period and the Outside Date.

Section 8.2 Effect of Termination

In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no liability on the part of any Party hereto or any of their respective Affiliates or the directors, officers, partners, members, managers, employees, agents or other representatives of any of them, and all rights and obligations of each Party hereto shall cease, except that nothing herein shall relieve any Party from liability for any willful breach of this Agreement. Without limiting the foregoing, Section 6.1 (the penultimate sentence only), this Section 8.2 and Article X shall survive the termination of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 10.9 hereof in lieu of terminating this Agreement pursuant to Section 8.1.

ARTICLE IX

INDEMNIFICATION PROVISIONS

Section 9.1 Seller’s Indemnification Obligation

Seller agrees that, from and after the Closing, it shall indemnify, defend and hold harmless Buyer, its officers, directors, Affiliates, partners, members, managers, employees, agents and other representatives from and against any damages, claims, losses, liabilities, costs and expenses (including, without limitation, reasonable attorneys’ fees) (each, a “Liability” and, collectively, “Liabilities”) incurred by any of the foregoing Persons arising out of (a) any inaccuracy or breach of any representation or warranty of Seller contained in Article II of this Agreement, (b) any breach of any covenant or agreement of Seller contained in this Agreement, (c) any of the Excluded Liabilities, (d) the operation of the Business prior to the Closing or (e) non-compliance with bulk sales Laws or similar Laws.

Section 9.2 Buyer’s Indemnification Obligation

Buyer agrees that, from and after the Closing, it shall indemnify, defend and hold harmless Seller, its officers, directors, Affiliates, partners, members, managers, employees, agents and other representatives from and against any Liabilities incurred by any of the foregoing Persons arising out of (a) any inaccuracy or breach of any representation or warranty of Buyer contained in Article III of this Agreement, (b) any breach of any covenant or agreement of Buyer contained in this Agreement, (c) any of the Assumed Liabilities or (d) the operation of the Business from and after the Closing.

Section 9.3 Procedures for Indemnification for Third Party Claims

For purposes of this Article IX, any Party entitled to be indemnified under Article IX is referred to herein as an “Indemnified Party,” and any Party obligated to provide indemnification under Article IX is referred to herein as an “Indemnifying Party.” The obligations and liabilities of the Parties under this Article IX with respect to, relating to or arising out of claims of third parties (individually, a “Third Party Claim” and, collectively, the “Third Party Claims”) shall be subject to the following terms and conditions:

(a) The Indemnified Party shall give the Indemnifying Party prompt written notice of any Third Party Claim, and the Indemnifying Party may undertake the defense of that claim by representatives chosen by it and reasonably satisfactory to the Indemnified Party, provided that, in such event, the Indemnified Party will have the right to participate in such defense through counsel of its own choice and at its own expense. Any such notice of a Third Party Claim shall identify with reasonable specificity the basis for the Third Party Claim, the facts giving rise to the Third Party Claim and the amount of the Third Party Claim (or, if such amount is not yet known, a reasonable estimate of the amount of the Third Party Claim). The

Indemnified Party shall make available to the Indemnifying Party copies of all relevant documents and records in its possession. Failure of an Indemnified Party to give prompt notice shall not relieve the Indemnifying Party of its obligation to indemnify, except to the extent that the failure to so notify materially prejudices the Indemnifying Party’s ability to defend such claim against a third party.

(b) If the Indemnifying Party, within 20 days after notice from the Indemnified Party of any such Third Party Claim, notifies the Indemnified Party in writing of its election not to, or fails to, assume the defense thereof in accordance with Section 9.3(a) of this Agreement, the Indemnified Party shall have the right (but not the obligation) to undertake the defense of the Third Party Claim. Any failure on the part of the Indemnifying Party to notify the Indemnified Party within the time period provided above regarding its election shall be deemed an election by the Indemnifying Party not to assume and control the defense of the Third Party Claim.

(c) Anything in this Section 9.3 to the contrary notwithstanding, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle or compromise any Third Party Claim or consent to the entry of judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of an unconditional release from all liability in respect of the Third Party Claim. The Indemnified Party shall not, without the prior written consent (which shall not be unreasonably withheld or delayed) of the Indemnifying Party, settle, compromise or pay any Third Party Claim or consent to the entry of judgment with respect thereto.

Section 9.4 Indemnification Limitations

(a) Deductibles. No indemnification under Section 9.1(a) shall be required, unless the aggregate amount of Liabilities incurred under Section 9.1(a) exceeds $350,000 (the “Aggregate Threshold Amount”), in which case Seller’s indemnification obligation shall only extend to the amount of such Liabilities in excess of the Aggregate Threshold Amount.

(b) Overall Limitation. In no event whatsoever shall Seller’s maximum liability with respect to Liabilities under Section 9.1 exceed in the aggregate $10,750,000.

(c) Time Limits On Indemnification. No claim on account of a breach or inaccuracy of a representation or warranty shall be made after the expiration of the survival periods referred to in Section 10.1 of this Agreement. Notwithstanding the foregoing, if a written claim or written notice is given under Article IX with respect to any representation or warranty prior to the expiration of its survival period, the claim with respect to such representation or warranty shall continue until such claim is finally resolved.

(d) Net Recovery. The amount which an Indemnified Party shall be entitled to receive from an Indemnifying Party under this Article IX with respect to any indemnifiable Liability shall be net of any recovery actually received by such Indemnified Party from unaffiliated third parties (including insurance proceeds (except from self-insurance programs), counterclaims, subrogation actions, warranties and indemnification from, and other claims against, third parties and the like).

(e) Damage Limitation. An Indemnified Party shall not be entitled to indemnification for consequential, punitive, indirect, incidental, speculative or special damages or lost profits, except in the event of fraud.

(f) Waiver of Conditions. The right of an Indemnified Party to indemnification hereunder shall not be affected by any investigation conducted with respect to the accuracy of or compliance with any of the representations, warranties, covenants or obligations set forth in this Agreement. Notwithstanding the foregoing, the waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall negate the right to indemnification or other remedy based on such representations, warranties, covenants and obligations.

Section 9.5 Exclusive Remedy

The remedies provided in this Article IX shall be the sole and exclusive remedies of the Parties with respect to the matters covered by Sections 9.1 and 9.2, except that nothing herein shall prevent a Party from seeking specific performance pursuant to Section 10.9, subject to the provisions thereof, including with respect to the obligations in Section 6.2, nor shall this Section 9.5 limit any remedy under the Transition Services Agreement.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Survival of Representations and Warranties

The representations and warranties made by Seller and dELiA*s in Article II of this Agreement shall survive until the date that is fifteen (15) months after the Closing Date. The representations and warranties made by Buyer in Article III of this Agreement shall survive until the date that is fifteen (15) months after the Closing Date.

Section 10.2 Notices

All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt) or (b) one Business Day following the day sent by nationally-recognized overnight courier (with written confirmation of receipt), in each case at the following addresses (or to such other address as a Party may have specified by notice given to the other Party pursuant to this provision):

(a)	if to Seller or dELiA*s:

dELiA*s, Inc.

50 West 23rd Street

New York, New York 10010

Attention: General Counsel

with a copy to:

Olshan Grundman Frome Rosenzweig & Wolosky LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

Telephone: (212) 451-2300

Attention: Steven Wolosky, Esq.

(b)	If to Buyer or Foot Locker:

Zephyr Acquisition, LLC

c/o Foot Locker, Inc.

112 West 34th Street

New York, New York 10120

Attention: General Counsel

with a copy to:

Skadden, Arps, Slate, Meager & Flom LLP

Four Times Square

New York, New York 10036

Attention: Thomas H. Kennedy, Esq.

Any notice or other communication that has been given or made as of a date that is not a Business Day shall be deemed to have been given or made on the next succeeding day that is a Business Day.

Section 10.3 Headings

The headings contained in this Agreement and the disclosure schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the disclosure schedules. Unless the context of this Agreement otherwise requires, words of any gender are deemed to include each other gender and words using the singular or plural number also include the plural or singular number, respectively.

Section 10.4 Entire Agreement

This Agreement, together with the exhibits and schedules attached hereto, and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof.

Section 10.5 Assignment: Parties in Interest

Neither this Agreement nor any rights or obligations hereunder shall be assigned by any Party without the prior written consent of the other Party. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under this Agreement, other than Article IX hereof (which are intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons). If Seller is liquidated or distributes a significant portion of its assets (other than the sale of the Purchased Assets hereunder), dELiA*s shall become directly liable to Buyer for all of Seller’s liabilities and obligations hereunder.

Section 10.6 Governing Law; Consent to Jurisdiction

This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed entirely in that State, without regard to conflicts of Laws principles thereof to the extent that the general application of the Laws of another jurisdiction would be required thereby. The Parties hereto hereby irrevocably submit to the jurisdiction of any state or federal court sitting in the County of New York, State of New York, in any action or proceeding arising out of or relating to this Agreement, and the Parties hereby irrevocably agree that all claims in respect of such action or proceeding may be heard and determined exclusively in such state or federal court. The Parties hereto hereby irrevocably waive, to the fullest extent permitted by Law, any objection which they or any of them may now or hereafter have to the laying of the venue of any such action or proceeding brought in any such court, and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 10.7 Counterparts

This Agreement may be executed and delivered (including by facsimile transmission or .pdf) in one or more counterparts, and by the parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.8 Severability

In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction.

Section 10.9 Specific Performance

The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties further agree that each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

Section 10.10 Fees and Expenses

Except as otherwise expressly provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring the same, regardless of the termination, if any, of this Agreement pursuant to Section 8.1.

Section 10.11 Amendment

This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Buyer and Seller.

Section 10.12 Waiver

At any time prior to the Closing Date, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Parties hereto. The failure of any Party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 10.13 dELiA*s and Foot Locker Undertaking and Guaranty

(a) dELiA*s, for the benefit of Buyer, in consideration of the promises, covenants and agreements of Buyer under this Agreement, hereby (i) agrees to cause Seller to take all actions as are necessary for it to perform its obligations under this Agreement and (ii) unconditionally guarantees the full and prompt payment by Seller of any and all payments required to be made by Seller to Buyer under this Agreement, including pursuant to Article IX of this Agreement. This guarantee is an absolute and continuing guarantee. dELiA*s waives any and all defenses and discharges it may have or otherwise be entitled to as a guarantor or surety hereunder and further waives presentment for payment or payment, notice of nonpayment or nonperformance, demand and protest. dELiA*s expressly agrees that Buyer may proceed directly against dELiA*s under this Section 10.13 concurrently with proceeding against Seller and is not required to exhaust remedies against Seller before proceeding against dELiA*s.

(b) Foot Locker, for the benefit of Seller, in consideration of the promises, covenants and agreements of Seller under this Agreement, hereby (i) agrees to cause Buyer to take all actions as are necessary for it to perform its obligations under this Agreement through and including Closing and (ii) unconditionally guarantees the full and prompt payment by Buyer of any and all payments required to be made by Buyer to Seller under this Agreement through and including Closing. This guarantee is an absolute guarantee. Foot Locker waives any and all defenses and discharges it may have or otherwise be entitled to as a guarantor or surety hereunder and further waives presentment for payment or payment, notice of nonpayment or nonperformance, demand and protest. Foot Locker expressly agrees that Seller may proceed directly against Foot Locker under this Section 10.13(b) concurrently with proceeding against Buyer and is not required to exhaust remedies against Buyer before proceeding against Foot Locker.

ARTICLE XI

CERTAIN DEFINITIONS

For purposes of this Agreement, the term:

“Action” shall have the meaning ascribed to it in Section 2.7.

“Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the first mentioned Person.

“Aggregate Threshold Amount” shall have the meaning ascribed to it in Section 9.4(a).

“Agreement” shall have the meaning ascribed to it in the preamble.

“Alloy” shall mean Alloy, Inc. and its Subsidiaries.

“Assignment and Assumption Agreement” shall have the meaning ascribed to it in Section 1.6(b).

“Assumed Contracts” shall have the meaning ascribed to it in Section 1.1(b).

“Assumed Liabilities” shall have the meaning ascribed to it in Section 1.3.

“Bill of Sale” shall have the meaning ascribed to it in Section 1.6(b).

“Business” shall have the meaning ascribed to it in the recitals.

“Business Day” means any calendar day which is not a Saturday, Sunday or federal holiday.

“Business Records” shall have the meaning ascribed to it in Section 1.1(g).

“Buyer” shall have the meaning ascribed to it in the Preamble.

“Buyer Disclosure Schedule” shall have the meaning ascribed to it in the preamble to Article III.

“Buyer Welfare Benefit Plans” shall have the meaning ascribed to it in Section 6.5(c).

“CCS Domain Name” means the domain names ccs.com, ccscatalog.com, ccsmailorder.com, ccsmerch.com and ccsshopemail.com and the universal resource locator shop.ccs.com and any and all domain names associated with the CCS Trademark used or held by Seller or dELiA*s solely in the conduct of the Business that is owned by Seller, dELiA*s or Alloy and any and all rights of renewal in and to the foregoing.

“CCS Trademark” means the trademark “CCS”, including all variations thereof; all stylizations thereof; all logos and designs associated therewith; all common law rights therein; the registrations and applications for registration therefor; and all past, present and future rights and forms of protection of an equivalent or similar nature having the equivalent or similar effect to any of the foregoing which may subsist anywhere in the world, together with the goodwill associated therewith, appurtenant thereto, and symbolized thereby.

“CCS Website” means the website located at www.ccs.com, including the webpages and all content posted thereon, excluding however any marketing, advertising, social networking or other content provided by Alloy (“Excluded Content”); and the webpages and all content posted on the website located at the universal resource locator shop.ccs.com contained within the www.ccs.com website.

“Certificate of Formation” shall have the meaning ascribed to it in Section 2.3.

“Closing” shall have the meaning ascribed to it in Section 1.6(a).

“Closing Date” shall have the meaning ascribed to it in Section 1.6(a).

“COBRA” shall have the meaning ascribed to it in Section 6.5(d).

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall have the meaning ascribed to it in Section 6.1.

“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Conveyed Intellectual Property” shall have the meaning ascribed to it in Section 1.1(c).

“Data” means all information gathered in the conduct of the Business that identifies or describes an individual or an individual’s record of behavior or action, including without limitation, name, telephone, postal address, phone number, email, date of birth, gender, but specifically excluding credit card data, as such information exists as of the Closing Date.

“DOJ” shall have the meaning ascribed to it in Section 6.4.

“Domain Name Assignment Agreement” shall have the meaning ascribed to it in Section 1.6(b)(iv).

“Encumbrance” means any charge, claim, community property interest, condition, easement, covenant, warrant, demand, encumbrance, equitable interest, lien, mortgage, option, purchase right, pledge, security interest, right of first refusal or other right of third parties or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Laws” means Laws relating to, or establishing standards of conduct for, human health and safety, worker health and safety, Hazardous Substances, or injury to or pollution or protection of the environment or natural resources, including air, land, soil, surface waters, ground waters, stream and river sediments and biota.

“ERISA” shall have the meaning ascribed to it in Section 2.8.

“Exchange Act” shall have the meaning ascribed to it in Section 2.5.

“Excluded Assets” shall have the meaning ascribed to it in Section 1.2.

“Excluded Inventory” shall mean inventory that is damaged, warehouse sale residual inventory and inventory predetermined by Seller to be liquidated through a third party jobber (such amount to be communicated by Seller to Buyer).

“Excluded Liabilities” shall have the meaning ascribed to it in Section 1.4.

“Financial Statements” shall have the meaning ascribed to it in Section 2.6(a).

“Fixed Assets” shall have the meaning ascribed to it in Section 1.1(d).

“FTC” shall have the meaning ascribed to it in Section 6.4.

“Governmental Authority” means any United States federal, state or local government, governmental, regulatory or administrative authority, agency, self-regulatory body, instrumentality or commission, and any court, tribunal or judicial or arbitral body (including private bodies) and any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Substance” means any chemicals, materials or substances, including without limitation, any petroleum, petroleum products, petroleum-derived substances, radioactive materials, hazardous wastes, polychlorinated biphenyls, lead-based paint, radon, urea formaldehyde, asbestos or any materials containing asbestos, pesticides regulated under Environmental Laws or defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “extremely hazardous substances,” “hazardous materials,” “hazardous constituents,” “toxic substances,” “pollutants,” “contaminants,” or any similar denomination intended to classify or regulate such chemicals, materials or substances by reason of their toxicity, carcinogenicity, ignitability, corrosivity or reactivity or other characteristics under any Environmental Law.

“HSR Act” shall have the meaning ascribed to it in Section 2.5.

“Income Taxes” means any federal, state or local income or franchise (or an excise tax based on income) Tax, including a Tax assessed on an entity by reference to its income, gains or profits, and in each instance any interest, penalties or additions to tax attributable to such Tax.

“Indemnified Party” shall have the meaning ascribed to it in Section 9.3.

“Indemnifying Party” shall have the meaning ascribed to it in Section 9.3.

“Intellectual Property” means all United States and foreign intellectual property and all other similar proprietary rights, including all (i) patents and patent applications, including divisionals, continuations, continuations-in-part, reissues, reexaminations and extensions thereof and counterparts claiming priority therefrom; utility models; invention disclosures; and statutory invention registrations and certificates; (ii) registered, pending and unregistered trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, domain names, Internet sites and web pages; and registrations and applications for registration for any of the foregoing, together with all of the goodwill associated therewith; (iii) registered copyrights, and registrations and applications for registration thereof; rights of publicity; and copyrightable works; (iv) all inventions and design rights (whether patentable or unpatentable) and all categories of trade secrets as defined in the Uniform Trade Secrets Act, including business, technical and financial information; and (v) confidential and proprietary information, including know-how.

“Intellectual Property Purchase Agreement” shall have the meaning ascribed to it in Section 7.1(c).

“IRS” shall have the meaning ascribed to it in Section 2.8.

“knowledge” means the actual knowledge of one or more of the persons set forth in Section 11 of the Seller Disclosure Schedule.

“Laws” means any federal, state or local statute, law, rule, ordinance, code or regulation of any Governmental Authority.

“LLC Agreement” shall have the meaning ascribed to it in Section 2.3.

“Liability” and, collectively, “Liabilities” shall have the meaning ascribed to it in Section 9.1.

“Multiemployer Plan” shall have the meaning ascribed to it in Section 2.8.

“Multiple Employer Plan” shall have the meaning ascribed to it in Section 2.8.

“Order” shall have the meaning ascribed to it in Section 2.7.

“Outside Date” shall have the meaning ascribed to it in Section 8.1(b).

“Parties” shall have the meaning ascribed to it in the preamble.

“Permits” means permits, certificates, licenses, approvals and other authorizations from Governmental Authorities.

“Permitted Encumbrance” means: (i) statutory liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith by appropriate proceedings; (ii) mechanics’, materialmen’s, carriers’, warehousemen’s or similar statutory liens for amounts not yet due or being diligently contested in good faith in appropriate proceedings; and (iii) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity.

“Purchase Price” shall have the meaning ascribed to it in Section 1.5.

“Purchased Assets” shall have the meaning ascribed to it in Section 1.1.

“Return” means, with respect to Taxes, any report, return, statement, estimate, declaration, form or other information required to be supplied to a Governmental Authority in connection with Taxes.

“Seller” shall have the meaning ascribed to it in the Preamble.

“Seller Disclosure Schedule” shall have the meaning ascribed to it in the preamble to Article II.

“Seller Employee Plans” shall have the meaning ascribed to it in Section 2.8.

“Seller Employees” shall have the meaning ascribed to it in Section 2.16(a).

“Seller Material Adverse Effect” means a material adverse effect on (A) the Business or the Purchased Assets or (B) the ability of Seller to consummate the Transactions, except in each case for any such effect resulting from, arising out of or relating to (i) any changes in interest rates; (ii) general economic conditions in the United States of America or changes therein; (iii) U.S. financial or banking market conditions or changes therein; (iv) any event or change in conditions generally affecting Seller’s industry; (v) any natural disaster; (vi) national or international political conditions, including any engagement in or escalation of hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (vii) the taking of any action or incurring of any expense in connection with this Agreement or any of the Transactions; (viii) the entry into, announcement or pendency of this Agreement or any of the Transactions (including losses or threatened losses of relationships of Seller with suppliers or other Persons with which Seller has business relations to the extent due to such entry, announcement or pendency); (ix) any Action arising out of or relating to this Agreement or any of the Transactions; (x) the availability or cost of financing to Buyer; or (xi) the taking of any action by Buyer or any of its Affiliates.

“Seller Permits” shall have the meaning ascribed to it in Section 2.9.

“Shared Assets” means assets (i) which have been utilized in the Business and by other business units of dELiA*s and (ii) are not reflected as assets on the Balance Sheet, including, but not limited to, those assets set forth on Section 1.2(c) of the Seller Disclosure Schedule.

“Subsidiary” means any Person with respect to which a specified Person directly or indirectly (A) owns a majority of the equity interests, (B) has the power to elect a majority of that Person’s board of directors or similar governing body, or (C) otherwise has the power, directly or indirectly, to direct the business and policies of that Person.

“Target Inventory” shall be $12,000,000.

“Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, equity interests, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Terminating Buyer Breach” shall have the meaning ascribed to it in Section 8.1(e).

“Terminating Seller Breach” shall have the meaning ascribed to it in Section 8.1(d).

“Third Party Claim” and, collectively, “Third Party Claims” shall have the meaning ascribed to it in Section 9.3.

“Trademark Assignment Agreement” shall have the meaning ascribed to it in Section 1.6(b)(iii).

“Transactions” shall have the meaning ascribed to it in Section 2.2.

“Transferred Employee” shall have the meaning ascribed to it in Section 6.5(a).

“Transition Services Agreement” shall have the meaning ascribed to it in Section 1.6(b)(vi).

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as of the date first written above.

ZEPHYR ACQUISITION, LLC

By:	/s/ Robert W. McHugh
Name:	Robert W. McHugh
Title:	Sr. Vice President

SKATE DIRECT, LLC

By:	/s/ Robert E. Bernard
Name:	Robert E. Bernard
Title:	Chief Executive Officer

dELiA*s, INC.

By:	/s/ Robert E. Bernard
Name:	Robert E. Bernard
Title:	Chief Executive Officer

The undersigned hereby agrees to be bound by the provisions of Section 10.13(b) of this Agreement.

FOOT LOCKER, INC.

By:	/s/ Robert W. McHugh
Name:	Robert W. McHugh
Title:	Chief Financial Officer